SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under  Section 14(d)(1) Or 13(e)(1) Of The Securities Exchange Act Of 1934

METRO-GOLDWYN-MAYER INC.

(Name of Subject Company (Issuer))

METRO-GOLDWYN-MAYER INC.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Jay Rakow, Esq.

Senior Executive Vice President and General Counsel

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, CA 90067

(310) 449-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and  Communications on Behalf of the Bidder)

Copy to:

Janet S. McCloud, Esq. Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP 10250 Constellation Boulevard, 19th floor Los Angeles, CA 90067 (310) 553-3000	Charles M. Nathan, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4864 (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$180,000,000	$14,562

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $18.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Metro-Goldwyn-Mayer Inc.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase dated December 4, 2003 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information.

The name of the issuer is Metro-Goldwyn-Mayer Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 10250 Constellation Boulevard, Los Angeles, California 90067. The Company’s telephone number is (310) 449-3000.

This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its common stock, $0.01 par value per share. The Company is offering to purchase up to 10,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $18.00 nor less than $16.25 per share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the offer.

The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Shares; Proration”) and Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 8 (“Price Range of the Shares; Dividends”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 13 (“Legal Matters; Regulatory Approvals”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in this offer.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

The information under Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) is incorporated herein by reference.

Item 10.    Financial Statements.

Not Applicable.

Item 11.    Additional Information.

The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Source and Amount of Funds”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

Item 12.    Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 4, 2003.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

Exhibit No.	Description

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 4, 2003.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 4, 2003.

(a)(5)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(C)	Press Release dated December 4, 2003.

(a)(5)(D)	Letter to Shareholders from the Chief Executive Officer of the Company, dated December 4, 2003.

(a)(5)(E)	Form of Election for Participants in the Company Stock Fund under the MGM Savings Plan.

(b)(1)	Third Amended and Restated Credit Agreement, dated as of June 11, 2002, among Metro-Goldwyn-Mayer Studios Inc., Orion Pictures Corporation, Bank of America, N.A., as administrative agent, certain lenders and certain L/C issuers, filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2002 (SEC File No. 001-13481).

(d)(1)	Form of Amended and Restated Shareholders Agreement dated as of August 4, 1997, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(2)	Employment Agreement of Alex Yemenidjian dated as of April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(3)	Amendment to Employment Agreement of Alex Yemenidjian dated March 25, 2002, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 001-13481).

(d)(4)	Employment Agreement of Christopher J. McGurk dated as of April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(5)	Letter Agreement between the Company and Christopher J. McGurk dated April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(6)	Amendment to Employment Agreement of Christopher J. McGurk dated March 25, 2002, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 001-13481).

(d)(7)	Employment Agreement of William A. Jones dated as of October 10, 1996, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(8)	Amendment to Employment Agreement of William A. Jones dated as of July 16, 1999, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 001-13481).

(d)(9)	Employment Agreement of William A. Jones dated as of October 10, 2003.

(d)(10)	Employment Agreement of Jay Rakow dated as of August 7, 2000, filed as an exhibit to the Company’s Form 10-Q for the quarter ended September 30, 2000 (SEC File No. 001-13481).

(d)(11)	Addendum to Employment Agreement of Jay Rakow dated as of August 7, 2000, filed as an exhibit to the Company’s Form 10-Q for the quarter ended September 30, 2000 (SEC File No. 001-13481).

Exhibit No.	Description

(d)(12)	Employment Agreement of Jay Rakow dated as of March 15, 2003, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 001-13481).

(d)(13)	Employment Agreement of Daniel J. Taylor dated as of August 1, 1997, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-60723).

(d)(14)	Amendment to Employment Agreement of Daniel J. Taylor dated as of June 15, 1998, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-60723).

(d)(15)	Amendment to Employment Agreement of Daniel J. Taylor dated as of November 1, 2000, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 001-13481).

(d)(16)	Employment Agreement of Daniel J. Taylor dated as of March 15, 2003, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 001-13481).

(d)(17)	1998 Non-Employee Director Stock Plan, filed as an exhibit to the Company’s Form S-8 (File No. 333-52953).

(d)(18)	Amended and Restated 1996 Stock Incentive Plan dated as of November 11, 1997 and form of related Stock Option Agreement, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(19)	Amendment No. 1 to Amended and Restated 1996 Stock Incentive Plan, filed as an exhibit to the Company’s Registration on Form S-8 (File No. 333-83823).

(d)(20)	Form of Director Stock Option Agreement Pursuant to the Amended and Restated 1996 Stock Incentive Plan, filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2001 (File No. 001-13481).

(d)(21)	Senior Management Bonus Plan dated as of November 11, 1997 and form of related Bonus Interest Agreement, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (File No. 333-35411).

(d)(22)	Bonus Interest Amendment, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 1998 (File No. 001-13481).

(d)(23)	Form of 2000 Employee Incentive Plan, filed as an appendix to the Company’s Proxy Statement for the annual meeting held on May 4, 2000.

(d)(24)	Bonus Payment Agreement dated as of October 23, 2001, entered into by the Company, Metro-Goldwyn-Mayer Studios Inc., a Delaware corporation, and William A. Jones, filed as an exhibit to the Company’s Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2001 (File No. 001-13481).

(d)(25)	Bonus Payment Agreement dated as of November 21, 2001, entered into by Frank G. Mancuso and Metro-Goldwyn-Mayer Studios Inc., a Delaware corporation, filed as an exhibit to the Company’s Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2001 (File No. 001-13481).

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.    Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METRO-GOLDWYN-MAYER INC.

By:	/s/ WILLIAM A. JONES

Name: William A. Jones Title: Senior Executive Vice President and Secretary

Dated: December 4, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 4, 2003.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 4, 2003.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 4, 2003.

(a)(5)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(C)	Press Release dated December 4, 2003.

(a)(5)(D)	Letter to Shareholders from the Chief Executive Officer of the Company, dated December 4, 2003.

(a)(5)(E)	Form of Election for participants in the Company Stock Fund under the MGM Savings Plan.

(b)(1)	Third Amended and Restated Credit Agreement, dated as of June 11, 2002, among Metro-Goldwyn-Mayer Studios Inc., Orion Pictures Corporation, Bank of America, N.A., as administrative agent, certain lenders and certain L/C issuers, filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2002 (SEC File No. 001-13481).

(d)(1)	Form of Amended and Restated Shareholders Agreement dated as of August 4, 1997, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(2)	Employment Agreement of Alex Yemenidjian dated as of April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(3)	Amendment to Employment Agreement of Alex Yemenidjian dated March 25, 2002, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 001-13481).

(d)(4)	Employment Agreement of Christopher J. McGurk dated as of April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(5)	Letter Agreement between the Company and Christopher J. McGurk dated April 28, 1999, filed as an exhibit to the Company’s Registration Statement on Form S-3 (SEC File No. 333-82775).

(d)(6)	Amendment to Employment Agreement of Christopher J. McGurk dated March 25, 2002, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 001-13481).

(d)(7)	Employment Agreement of William A. Jones dated as of October 10, 1996, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(8)	Amendment to Employment Agreement of William A. Jones dated as of July 16, 1999, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 001-13481).

(d)(9)	Employment Agreement of William A. Jones dated as of October 10, 2003.

Exhibit No.	Description

(d)(10)	Employment Agreement of Jay Rakow dated as of August 7, 2000, filed as an exhibit to the Company’s Form 10-Q for the quarter ended September 30, 2000 (SEC File No. 001-13481).

(d)(11)	Addendum to Employment Agreement of Jay Rakow dated as of August 7, 2000, filed as an exhibit to the Company’s Form 10-Q for the quarter ended September 30, 2000 (SEC File No. 001-13481).

(d)(12)	Employment Agreement of Jay Rakow dated as of March 15, 2003, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 001-13481).

(d)(13)	Employment Agreement of Daniel J. Taylor dated as of August 1, 1997, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-60723).

(d)(14)	Amendment to Employment Agreement of Daniel J. Taylor dated as of June 15, 1998, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-60723).

(d)(15)	Amendment to Employment Agreement of Daniel J. Taylor dated as of November 1, 2000, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 001-13481).

(d)(16)	Employment Agreement of Daniel J. Taylor dated as of March 15, 2003, filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 001-13481).

(d)(17)	1998 Non-Employee Director Stock Plan, filed as an exhibit to the Company’s Form S-8 (File No. 333-52953).

(d)(18)	Amended and Restated 1996 Stock Incentive Plan dated as of November 11, 1997 and form of related Stock Option Agreement, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (SEC File No. 333-35411).

(d)(19)	Amendment No. 1 to Amended and Restated 1996 Stock Incentive Plan, filed as an exhibit to the Company’s Registration on Form S-8 (File No. 333-83823).

(d)(20)	Form of Director Stock Option Agreement Pursuant to the Amended and Restated 1996 Stock Incentive Plan, filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2001 (File No. 001-13481).

(d)(21)	Senior Management Bonus Plan dated as of November 11, 1997 and form of related Bonus Interest Agreement, filed as an exhibit to the Company’s Registration Statement on Form S-1, as amended (File No. 333-35411).

(d)(22)	Bonus Interest Amendment, filed as an exhibit to the Company’s Form 10-K for the fiscal year ended December 31, 1998 (File No. 001-13481).

(d)(23)	Form of 2000 Employee Incentive Plan, filed as an appendix to the Company’s Proxy Statement for the annual meeting held on May 4, 2000.

(d)(24)	Bonus Payment Agreement dated as of October 23, 2001, entered into by the Company, Metro-Goldwyn-Mayer Studios Inc., a Delaware corporation, and William A. Jones, filed as an exhibit to the Company’s Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2001 (File No. 001-13481).

(d)(25)	Bonus Payment Agreement dated as of November 21, 2001, entered into by Frank G. Mancuso and Metro-Goldwyn-Mayer Studios Inc., a Delaware corporation, filed as an exhibit to the Company’s Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2001 (File No. 001-13481).

Exhibit No.	Description

(g)	Not Applicable.

(h)	Not Applicable.